SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 15, 2003

INTERCONTINENTAL HOTELS GROUP PLC

(Registrant’s Name)

20 NORTH AUDLEY STREET, LONDON W1K 6WN, ENGLAND

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Forward-Looking Statements

The interim results for the six months ended March 31, 2003 contain certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in the Operating and Financial Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group PLC (“IHG”) does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by IHG and its subsidiaries (together, the “IHG Group”) and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which IHG operates; the impact of the European Economic and Monetary Union; the ability of IHG to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described below in “Risk Factors”.

RISK FACTORS

This section describes some of the risks that could materially affect the IHG’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 6-K.

The risks below are not the only ones that IHG faces. Some risks are not yet known to IHG and some that IHG does not currently believe to be material could later turn out to be material. All of these risks could materially affect IHG’s businesses, turnover, operating profit, earnings, net assets and liquidity and capital resources.

Unless otherwise stated in this section or unless the context requires otherwise, references in this section to “the Group” refer to IHG and its subsidiaries. In this section, “Britvic” refers to Britannia Soft Drinks Limited, in which IHG holds a controlling interest, and “Britvic Group” means Britvic and its subsidiaries.

The Group is exposed to the risks of economic recession

The Group is exposed to the risks of either a global recession or a recession in one or more of its key markets that could lower revenues and reduce income. A recession would adversely affect room rates and/or occupancy levels and other income generating activities resulting in deterioration of results of operations and potentially affecting the value of properties in affected economies.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The Group’s room rates and occupancy levels could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, epidemics, travel-related accidents, travel-related industrial action, increased transportation and fuel costs and natural disasters resulting in reduced worldwide travel or other local factors impacting individual hotels.

The terrorist attacks of September 11, 2001, their immediate aftermath and other subsequent national and world events, including the bombings in Bali on October 12, 2002, in Mombasa on November 28, 2002, in Morocco on May 16, 2003 and the activities in Iraq and the Middle East in 2003 have created a significant amount of uncertainty about future prospects and national and world economies. The overall long-term effect on the Group and the hotel industry is also uncertain. Domestic and international business and leisure travel, which were already adversely affected by a downturn in the global economy, have been further affected and are likely to remain depressed over the near-term as potential travelers reduce or avoid discretionary air and other travel in light of increased safety concerns and anticipated travel delays. The attacks have also decreased consumer confidence, and a resulting further decline in the United States and global economies could further reduce travel. At the present time, however, it is not possible to predict either the severity or duration of such declines, but weaker hotel performance will, in turn, have an adverse impact on the Group’s business, financial condition and results of operations.

The outbreak of Severe Acute Respiratory Syndrome (“SARS”) dramatically reduced travel to Toronto, Hong Kong, Singapore, China and to other destinations in Asia. If the recent apparently successful efforts to control the disease are not maintained and the disease reappears or spreads beyond previously affected areas to other parts of our markets, particularly in the United States or Europe, the resulting decline in travel could have an adverse impact on the Group’s business, financial condition and results of operations. Additionally, future epidemics such as the SARS epidemic could materially harm the Group’s future financial results.

The Group is exposed to political and economic developments and currency exchange rate fluctuations

Global political and economic developments and currency exchange rate fluctuations may impact results of operations. In addition, local economic factors such as local interest rates, risks of hyper-inflation or deflation and political developments in some countries could adversely impact the Group’s results of operations. Political or economic factors could effectively prevent the Group from receiving profits from, or from selling its investments in, certain countries. In addition, fluctuations in currency exchange rates between the U.K. pound sterling, the currency in which we report our financial statements, and the U.S. dollar and other currencies in which the Group’s international operations or investments do business, could adversely affect the Group’s reported earnings and the value of its businesses.

The Group is dependent upon recruiting and retaining key personnel, and developing their skills

In order to develop, support and market its products, the Group must hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees, failures in the Group’s succession planning, or a failure to invest in the development of key skills. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to certain risks in relation to technology

A failure by the Group to take advantage of new technology and developments could put the Group at a competitive disadvantage in the field of e-commerce and business-to-business hospitality or supplier procurement or any other aspect of the Group businesses dependent upon its technology infrastructure. The Group may have to make substantial additional investments in new technologies to remain competitive. The technologies that the Group chooses may not prove to be commercially successful or the information technology strategy employed may not be sufficiently aligned or responsive to changes in business strategy. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base or face other losses.

Failure to develop an appropriate e-commerce strategy and select the right partners could erode the Group’s market share. Loss of key communications linkages or key parts of the IT infrastructure for a prolonged period or permanently may result in significant business interruption and subsequent impact on reserves.

The Group may be unable to implement new organizational structure or cost-saving strategies

The Group has committed to the implementation of a new organizational structure and certain cost-saving strategies relating to its non-hotel cost base. There is no assurance that implementation costs will not exceed original estimates or that expected cost-savings will be realized, which could adversely affect the financial performance of the Group.

The Group may be unable to make disposals of hotel assets

The Group is conducting a review of its asset base for the possible disposal of assets that do not have strategic value, either with or without brand representation. To the extent that a review concludes that a disposal is appropriate, there can be no assurance that the Group will be able to complete any such selected disposals on commercially reasonable terms, or at all.

The Group is exposed to regulatory action

Both in the United Kingdom and internationally, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations. Examples of such regulatory changes could include:

•	Further employment legislation which could impact labor costs such as minimum wage and maximum working hours, overtime, working conditions, recruiting and terminating employees and work permits.

•	Changes in tax legislation and practice.

•	Future legislation or regulation or different enforcement of current legislation or regulations, particularly in the areas of competition law, consumer protection, nondiscrimination, franchise and environmental law could adversely affect the Group’s operations. The Group’s operations are exposed to governmental actions in almost 100 countries and territories. The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, diversity and access for the disabled, construction and environmental concerns. Compliance with these laws could reduce revenues and profits of properties owned or managed by the Group. The Group and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Additionally, the success of the Group’s strategy in relation to the expansion of its existing properties may be dependent upon obtaining necessary building permits or zoning variances from local authorities. The Group is also subject to foreign and U.S. federal, state and local laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before the Group acquired it.

Adverse regulatory developments could limit or prevent the Group receiving profits from, or limit its ability to sell, the properties affected by the regulatory change.

The Group may face difficulties insuring its businesses

Historically, the Group has maintained insurance at levels determined by it to be appropriate in light of the cost of cover and the risk profiles of the businesses in which it operates. Following the effects of the September 11, 2001 terrorist attacks and subsequent events, companies in general are facing increased premiums for reduced cover as the insurance market has hardened. The Group will continue to explore ways of sensibly insuring risk. Generally, the Group may have to pay higher premiums or in some cases take out less, or a lower quality of, cover. This could adversely affect the Group by increasing costs or increasing the exposure of the Group to certain risks.

The Group is reliant on the reputation of its brands and the protection of its intellectual property rights

An event that materially damaged the reputation of one or more of the Group’s brands and/or failure to sustain the appeal of the Group’s brands to its customers could have an adverse impact on the value of that brand and subsequent revenues from that brand or business. Given the importance of brand recognition to the Group’s businesses, the Group has invested considerable effort in protecting its intellectual property, including by registration of trademarks and domain names. If the Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results and ability to develop its businesses.

The Group is exposed to changes in consumer perception and preference adversely affecting its brands

The Group’s range of brands and relevance to the sectors of the markets in which it operates may be adversely affected by changes in taste, commoditization or other factors affecting consumers’ willingness to purchase goods or services, including any factor which adversely affects the reputation of those brands.

The Group is exposed to funding risks in relation to the defined benefits under its pension plans

The Group is required by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its pension plans who are entitled to defined benefits. In addition, if any plan of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. The contributions payable by the Group must be set with a view to making prudent provision for the benefits accruing under the plans of the Group.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) are: (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; (iv) clarification of the U.K. law that might require guaranteed minimum pensions relating to service prior to April 6, 1997 to be equalized as between men and women; and (v) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

Changes to the U.K. statutory requirement regarding funding were announced on June 11, 2003. From this date a solvent employer which winds up a pension scheme must fund that scheme such that all accrued benefits can be secured with an insurance company.

As with many other plans throughout the United Kingdom, there is the possibility of future claims being brought against the Group alleging unlawful indirect sex discrimination contrary to Article 141 of the European Treaty on the grounds of the plan’s former exclusion of part-time employees. The chances of success for such claims are uncertain owing to issues of law that are presently unresolved.

The Group’s indebtedness could adversely affect its financial position

The Group has put in place borrowing facilities to meet its expected capital resource requirements. The Group’s ability to borrow under these and any other additional facilities which it might seek to establish will require that the Group be able to comply with certain financial and other covenants contained in the relevant facility documentation. If the Group’s revenues, cash flow or credit ratings do not meet expectations, the Group may lose its ability to borrow money or to do so on terms it considers to be favorable. Conditions in the capital markets will also affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could also make it difficult or impossible for the Group otherwise to raise capital needed to pursue its strategy.

The Group cannot assure investors that it will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all. As the Group’s levels of debt increase, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment program.

The Group is exposed to the risks of the hotel industry supply and demand cycle

The Group’s future operating results could be adversely affected by industry over-capacity (by number of rooms) and weak demand. Reductions in room rates and occupancy levels would adversely impact the Group’s results of operations.

The Group may not be able to increase or maintain the number of its properties operated by its franchisees or pursuant to its management contracts.

Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to the Group, and increase the bargaining power of property owners seeking to engage a manager or become a franchisee. There can be no assurance that the Group will be able to identify, retain or add franchisees to the Group system or to secure management contracts. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group. Changes in legislation or regulatory changes may be implemented that have the effect of favoring franchisees relative to brand owners.

The Group is exposed to risks of failures within its HolidexPlus and other centralized systems

The Group is heavily reliant on (i) its HolidexPlus and other reservation systems, which receive reservation requests entered on terminals located at the vast proportion of the Group’s hotels and reservation centers as well as from a number of major corporations, travel agents and U.S. domestic airlines; (ii) other centralized systems (for example, its IT networks); and (iii) bookings received via its website. If

HolidexPlus or any other critical system were to fail, the Group’s occupancy levels and results of operations could be adversely affected.

The Group is exposed to the risk of increased use of intermediaries’ reservation channels

The value of the Group’s brands is partly derived from the ability to drive reservations through its proprietary HolidexPlus reservation system. In recent years there have been very rapid changes in the ability to choose and book hotel rooms, partly driven by the internet, with the emergence of intermediaries which market hotel rooms in such a way that there is the risk of commoditization of hotel rooms. Some of the emerging business models and intermediaries could have a significant impact on the ability of the Group to continue to drive reservations, and hence have an impact on the value of the Group’s brands. Additionally, these channels, including off-line intermediaries and travel agents, are becoming more consolidated which may lead to higher costs of distribution for the Group, for example by intermediaries being able to demand higher commissions. Although the Group is actively taking steps to adapt to the changing environment (by developing competitive internet reservation systems for its own benefit), because of the very high pace of change in this area there is a risk that the Group will not adapt quickly enough.

The Group may experience a lack of selective acquisition opportunities

While the Group’s strategy is to extend the hotel network through activities that do not involve significant capital, in some cases the Group may consider it appropriate to acquire new land or locations for the development of new hotels. If the availability of suitable sites becomes limited, this could inhibit and adversely affect its results of operations.

The Group is exposed to the risk of litigation

The Group could be at risk of litigation from its guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of hotels managed by it for breach of its contractual or other duties. Claims filed in the United States may include requests for punitive damages as well as compensatory damages.

Exposure to litigation may affect the Group’s reputation even though the monetary consequences are not significant.

Additional Risks of the Group Relating to the Britvic Group

The Britvic Group is exposed to risks related to possible product contamination

The Britvic Group, like all beverage producers, has been and will continue to be vulnerable to accidental or malicious contamination of its products or base raw materials. Any such contamination could result in recall of the Britvic Group’s products, the Britvic Group being unable to sell its products, damage to brand image and/or civil or criminal liability, which could have a material adverse effect on the Britvic Group’s operations and financial performance.

The Britvic Group is reliant upon certain suppliers

The Britvic Group is reliant upon fruit juice concentrates, sugar and other fruit juice raw materials as necessary ingredients for many of its products. In the event the Britvic Group is unable to obtain an adequate supply of these raw materials or fails to negotiate the purchase of these materials on a reasonable commercial basis, this could have a significant adverse impact on the Britvic Group’s financial operations.

The Britvic Group is exposed to significant competition

The Britvic Group operates in a highly competitive market sector in which large competitors such as Coca-Cola Enterprises are active.

A change in the level of marketing undertaken by competitors or in their pricing policies, the growth or strengthening of existing retailers of beverage products, the introduction of new competing brands or products or increased purchasing power pressure from customers could have a material adverse effect on the Britvic Group’s operations and financial performance. Conversely, competition law may regulate the Company’s ability to participate in industry consolidation at a strategic level.

Adverse weather conditions could reduce demand for the Britvic Group’s products

Demand for the Britvic Group’s products may be affected by weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Britvic Group’s operations for the year.

OPERATING AND FINANCIAL REVIEW

Introduction

On October 1, 2002, the Board of Six Continents PLC announced its intention to separate the Hotel business and Soft Drinks business from its Retail business (the “Separation”) and to return £700 million of capital to its shareholders. The Separation was completed on April 15, 2003 and resulted in two new companies, InterContinental Hotels Group PLC (“IHG”) and Mitchells & Butlers plc (“M and B”).

Accounting Principles

The following discussion and analysis is based on the Unaudited Condensed Consolidated Financial Statements of the Six Continents Group, which are prepared in accordance with UK GAAP. The principal differences between UK GAAP and US GAAP as they related to the Group are described in Note 32 of Notes to the Financial Statements included in the Six Continents Form 20-F, together with Note 17 of Notes to the Condensed Consolidated Financial Statements included elsewhere in this report on Form 6-K.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period. Actual results could differ from those estimates. The critical accounting policies requiring significant judgment and/or the greatest use of estimates remain those set out in Item 5 of the Six Continents Form 20-F.

CONTINUING OPERATIONS

INTERCONTINENTAL HOTELS GROUP

This operating review discusses the performance in the six months ended March 31, 2003 of the elements of the group that form the ongoing business of IHG following completion of the Separation on April 15, 2003 of the Retail business and Standard Commercial Property Developments (“SCPD”) which now comprise M and B.

IHG turnover increased by 0.4% on the same period in the prior year, with Hotels turnover increasing by 7.5% in US dollar terms but declining by 2.0% to £724 million in sterling terms. Total Hotels operating profit of £79 million was 27.5% down on the prior year.

Within Soft Drinks, sales volumes and profit were both ahead of the prior year, a year in which the business saw record results.

HOTELS

Hotels results	Three months to				Six months to
	December		March		March		%
	2002	2001	2003	2002	2003	2002	change
	(£ million)
Turnover:
Americas	142	142	130	138	272	280	(2.9)%
EMEA	206	201	181	191	387	392	(1.3)%
Asia Pacific	35	34	30	33	65	67	(3.0)%

Total turnover	383	377	341	362	724	739	(2.0)%

Operating profit:
Americas	35	37	33	38	68	75	(9.3)%
EMEA	20	28	12	22	32	50	(36.0)%
Asia Pacific	10	6	6	8	16	14	14.3%
Other	(19)	(11)	(18)	(19)	(37)	(30)	(23.3)%

Total operating profit	46	60	33	49	79	109	(27.5)%

The table above shows operating results by quarter for Hotels. Encouraging trends in the first quarter (three months October to December 2002) were subsequently eroded in the second quarter (three months January to March 2003). The benefits of refurbishment programs and the decision to increase investment in sales, marketing and technology were particularly evident in the first quarter but planned cost increases and the loss of trading profit from hotels in renovation reduced profits. In the second quarter, profits were also down on the prior year as the global downturn in travel took effect, particularly impacting Europe, the Middle East and Africa (“EMEA”) and Asia Pacific. The operating mix of the business did provide some resilience to the difficult trading conditions, with the franchise and management contract income streams being less affected than the owned and leased (“O&L”) business.

Americas

Americas results	Three months to		Six months to
	December 2002	March 2003	March 2003	March 2002	% change
	($ million)
Turnover	221	207	428	401	6.7%

Operating profit:
Owned & leased	4	—	4	4	—
Managed & upscale franchise	9	7	16	20	(20.0)%
Midscale franchise	42	45	87	83	4.8%

Total operating profit	55	52	107	107	—

The table shows operating profit by quarter for the Americas region. Despite all the negative influences on the hotel industry, total operating profit at $107 million for the six-month period was the same as in the prior year.

Americas—RevPAR growth on previous year	Three months to		Six months to
	December 2002	March 2003	March 2003
InterContinental Owned & Leased	20.8%	1.8%	11.3%
Holiday Inn Franchise	2.1%	(2.0)%	—
Holiday Inn Express Franchise	3.3%	(0.6)%	1.3%

The Americas O&L estate is heavily weighted towards upscale properties in key markets that were disproportionately affected by the events of September 11, 2001, hence the initial revenue per available room (“RevPAR”) recovery of 20.8% in the quarter to December 2002. In particular, the results from the InterContinental hotels in New York, Chicago, San Francisco and Miami reflected the investment in renovations at these properties, with RevPAR growth at these properties being ahead of their relative markets. RevPAR for the total O&L InterContinental estate was up 11.3% on the prior year, with occupancy 6.3 percentage points higher and average daily rates 0.4% higher. Overall, O&L operating profit was $4 million, the same as in 2002, primarily because RevPAR growth was occupancy driven.

Operating profit for the Americas midscale franchise estate at $87 million was 4.8% higher than 2002. RevPAR was level with the prior year for Holiday Inn and 1.3% up for Holiday Inn Express. We believe performance is a demonstration of the strength, scale and resilience of our midscale franchise business and its strong presence in the ‘drive to’ market in the United States, which is not reliant on international travel. For the six month period ended March 31, 2003, Express continued to outperform the market and Holiday Inn performance was in line with the market.

Operating profit for the managed and upscale franchise business was $16 million compared with $20 million for the first half of 2002, reflecting in particular the difficult economic environment in Latin America.

Europe, the Middle East and Africa (“EMEA”)

EMEA results	Three months to		Six months to
	December 2002	March 2003	March 2003	March 2002	% change
	(£ million)
Turnover	206	181	387	392	(1.3)%

Operating profit:
Owned & leased	14	6	20	37	(45.9)%
Managed & franchise	6	6	12	13	(7.7)%

Total operating profit	20	12	32	50	(36.0)%

EMEA has been impacted significantly by the fall in international travel as a consequence of the sustained weakness of the global economy and the threat of, and subsequent war in, Iraq. All of these factors have particularly affected key gateway cities in which EMEA’s upscale properties are concentrated. Overall, EMEA operating profit for the six months was £32 million, substantially lower than last year.

EMEA—RevPAR growth on previous year	Three months to		Six months to
	December 2002	March 2003	March 2003
InterContinental owned & leased	12.8%	(6.1)%	3.3%
Crowne Plaza owned & leased	2.0%	(1.6)%	0.3%
Holiday Inn UK London	12.8%	0.3%	6.8%
Holiday Inn UK Regions	3.5%	1.2%	3.7%

In the O&L estate, InterContinental hotels in London, Paris, Frankfurt and Rome were all adversely impacted by the reduction in international airline travel, particularly in-bound from the United States. InterContinental RevPAR (excluding the InterContinental Le Grand Hotel Paris) for the first quarter was up by 12.8% on the prior year but the second quarter to March 2003 saw RevPAR decline by 6.1% against the same period in 2002. The InterContinental Le Grand Hotel Paris closed as planned in December 2001 for its major refurbishment and 234 rooms were re-opened by the end of April 2003. The hotel will be fully functional from late October 2003 with all 478 rooms open.

The midscale Holiday Inn O&L estate in the UK saw RevPAR in the six months to March 2003 increase by 3.6% driven most significantly by performance in London. More encouragingly, Holiday Inn UK RevPAR growth outperformed its relative market in both London and the regions, reflecting the benefits of increased revenue investment which has taken place over the last year.

While EMEA’s O&L hotels saw overall RevPAR increases for the six-month period, these were primarily occupancy, rather than room rate, driven. This factor, combined with the impact of specific revenue investment, which has yet to benefit operating margins, and increased fixed costs and depreciation, meant that operating profit for the O&L hotels was £20 million compared with £37 million for the same period in the prior year.

The EMEA managed and franchised estate was more resilient than O&L, with operating profit down £1 million on 2002.

Asia Pacific

Asia Pacific results	Three months to		Six months to
	December 2002	March 2003	March 2003	March 2002	% change
	($ million)
Turnover	55	48	103	96	7.3%

Operating profit	17	8	25	20	25.0%

The region had a strong first quarter, particularly driven by the excellent performance of the InterContinental Hong Kong, which saw RevPAR growth of nearly 60% in the first quarter. This period also included $4 million of one-off income. The onset of the SARS virus, however, severely impacted key markets towards the end of the second quarter. The region took stringent measures to reduce the impact of SARS by implementing cost containment programs, particularly in key properties. Trading in Australia and New Zealand was also affected by SARS late in the period, with reduced inbound international travel, however, for the six month period ended March 31, 2003, IHG hotels continued to outperform the market. Overall, Asia Pacific operating profit was $25 million, compared with $20 million for the six months to March 2002.

Other

The Other segment, which includes central overheads, marketing costs and goodwill amortization less dividends received from FelCor and other income items, was $57 million compared with $43 million in 2002. Dividends received from FelCor were $3 million compared to $6 million in 2002. The first six months of 2003 saw planned investment in marketing and IT including the InterContinental ‘ICONS’ brand positioning, particularly in the October to December 2002 quarter. In the second quarter, central overheads and marketing were slightly below last year due to the weighting of the additional spend to the first quarter, and tight control of costs.

SOFT DRINKS

	Three months to		Six months to
	December 2002	March 2003	March 2003	March 2002	% change
	(£ million)
Turnover	146	164	310	291	6.5%

Operating profit	12	8	20	16	25.0%

In the Soft Drinks business, both volumes and profit were ahead of the same period last year. Sales volumes were 3.6% ahead, driven primarily by the performance of Pepsi, Robinsons, Fruit Shoot and J20. Key brands performed well, with Pepsi’s market share growing by around one percentage point on volume growth of 3.4%, while Robinsons also increased its share of the dilutable market by around one percentage point on volume growth of 1.9%. The performance of the more recently launched brands was very strong, with both Fruit Shoot and J20 showing volume growth in excess of 65% over the same period in the prior year. Overall, the Soft Drinks business grew its turnover by 6.5%, while continuing strong control over costs contributed to the growth in operating profit of 25.0%.

MAJOR EXCEPTIONAL COSTS

Major exceptional items before tax for Six Continents for the six months to March 31, 2003 total £300 million. These include the exceptional costs incurred in connection with the Separation and defense against an unsolicited offer for the Group (£97 million), the premiums paid on the repayment of the Group’s £250 million 10 3/8% debenture and EMTN loans (£136 million) and the costs relating to the delivery of the Hotels cost reduction program (£67 million, $100 million).

The total cost of the Separation and bid defense for Six Continents PLC is approximately £129 million. Of this figure, £4 million was charged in 2002 and approximately £28 million relates to banking facility fees that will be amortized to profit over the facility periods. IHG’s share of the non facility fee element of costs is £56 million, and of the facility fees is approximately £13 million. At Separation, approximately £132 million relating to the major exceptional items had been accrued in the IHG balance sheet.

ORGANIZATION REVIEW

IHG is proceeding with the implementation of a fundamental reorganization in Hotels, aimed at achieving significant cost reductions and more efficient processes. As a result of this, IHG expects that at least £67 million ($100 million) of annual ongoing overhead savings against the budgeted cost base for the fiscal year to September 30, 2003 will be delivered by December 2004.

The reorganization includes significant redundancies which will provide approximately 75% of the savings, the closure and consolidation of facilities (approximately 10% of the savings) with the remainder to be achieved through streamlined processes, outsourcing, and general cost control. In total, approximately 800 positions are expected to be eliminated as part of the reorganization.

TREASURY

Operating cash flow for the companies in the Six Continents Group that now comprise IHG in the six months to March 2003 was an inflow of £54 million after net capital expenditure of £172 million. This reflects tighter working capital management and capital review procedures. Capital expenditure in the period included the continuing investment in the Holiday Inn UK estate, the refurbishment of the InterContinental Le Grand Hotel Paris and spend on the construction of Holiday Inn Paris Disney. On Separation, IHG net debt was approximately £1 billion and this is expected to be around £1.2 billion by December 31, 2003.

At Separation, the credit rating of IHG was confirmed at investment grade with a Standard and Poor’s rating of BBB and Moody’s, Baa2. A security rating is not a recommendation to buy, sell or hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be valued independently of any other rating.

On February 3, 2003, Six Continents signed a £3 billion bank facility agreement in respect of a 364 day revolving credit facility with a six month term out option. As at March 31, 2003, the amount drawn under this facility was £1,288 million.

As at March 31, 2003, IHG had agreement for ongoing banking facilities of $2.4 billion, a reduction of approximately $200 million from that anticipated in February 2003 following a detailed review of ongoing requirements. Approximately $900 million of the total falls to be refinanced within 12 months, the remainder over periods up to five years. With the current credit ratings, interest on the syndicated loan facility is payable at 80 basis points over LIBOR.

Discontinued Operations

Retail business

Operating profit from discontinued operations excluding non-operating exceptional items of £41 million was £137 million, a decrease of £9 million over the same period in the prior year. All non-operating exceptional items relate to costs incurred by the Retail business in respect of the Separation.

SIX CONTINENTS PLC

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

UNAUDITED

	Six months ended March 31
	2003					2002
	Before major exceptional items	Major exceptional items		Total		Before major exceptional items	Major exceptional items	Total
	(£ million, except per ordinary share amounts)
Turnover — (note 3)	1,827	—		1,827		1,816	—	1,816
Analyzed as: Continuing operations Discontinued operations	1,034 793	— —		1,034 793		1,030 786	— —	1,030 786
Costs and overheads, less other income	(1,589)	—		(1,589)		(1,541)	—	(1,541)

Operating profit — (note 4)	238	—		238		275	—	275
Analyzed as: Continuing operations Discontinued operations	101 137	— —		101 137		129 146	— —	129 146
Non-operating exceptional items — (note 5)	—	(164)		(164)		(1)	—	(1)
Analyzed as: Continuing operations Discontinued operations	— —	(123 (41	) )	(123 (41	) )	(1 —)	— —	(1 —)

Profit on ordinary activities before interest	238	(164)		74		274	—	274
Net interest payable — (note 6)	(22)	—		(22)		(32)	—	(32)
Premium on early settlement of debt — (note 5)	—	(136)		(136)		—	—	—

Profit/(loss) on ordinary activities before taxation	216	(300)		(84)		242	—	242
Tax on (loss)/profit on ordinary activities — (note 7)	(63)	60		(3)		(75)	114	39

Profit/(loss) on ordinary activities after taxation	153	(240)		(87)		167	114	281
Minority equity interests	(7)	—		(7)		(6)	—	(6)

Profit/(loss) available for shareholders(i)	146	(240)		(94)		161	114	275
Dividends on equity shares	(56)	—		(56)		(92)	—	(92)

Retained profit/(loss) for the period	90	(240)		(150)		69	114	183

(Loss)/earnings per ordinary share — (note 8):
Basic				(10.9	)p			31.9p
Diluted				(10.9	)p			31.7p

Dividend per ordinary share				6.6p				10.7p

(i)	A summary of the significant adjustments to earnings available for shareholders (net income) that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 17 of Notes to the Unaudited Condensed Consolidated Financial Statements.

SIX CONTINENTS PLC

CONDENSED CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

(UNAUDITED)

	Six months ended March 31
	2003	2002
	(£ million)
(Loss)/profit available for shareholders	(94)	275
Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	60	26

Other recognized gains and losses	60	26

Total recognized gains and losses for the period	(34)	301

SIX CONTINENTS PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

(UNAUDITED)

	Share capital	Share premium	Revaluation reserve	Capital redemption	P&L account	Total shareholder funds
At October 1, 2002	243	802	1,020	853	2,448	5,366
Exchange adjustments
asset*			15		85	100
borrowings and currency swaps					(70)	(70)

Revaluation surplus realised on disposal			(3)		3	0
retained earnings					(150)	(150)

At March 31, 2003	243	802	1,032	853	2,316	5,246

*	Including exchange differences on goodwill purchased prior to September 30, 1998 and eliminated against Group reserves.
(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 17 of Notes to the Unaudited Condensed Consolidated Financial Statements.

SIX CONTINENTS PLC

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(UNAUDITED)

	Six months ended March 31
	2003	2002
	(£ million)
Operating activities — (note 9)	439	318

Interest paid	(73)	(88)
Costs associated with new facilities	(14)	—
Premium on early settlement of debt	(136)	—
Dividends paid to minority shareholders	(14)	—
Interest received	60	71

Returns on investments and servicing of finance	(177)	(17)

UK corporation tax paid	(34)	(40)
Overseas corporate tax paid	(7)	(22)

Taxation	(41)	(62)

Paid: Tangible fixed assets	(249)	(337)
Fixed asset investments	(6)	(8)
Received: Tangible fixed assets	21	43
Fixed asset investments	1	1

Capital expenditure and financial investment	(233)	(301)

Separation costs	(20)	—

Acquisitions and disposals	(20)	—

Equity dividends	(212)	(206)

Net cash flow — (note 9)	(244)	(268)
Management of liquid resources and financing	351	356

Movement in cash and overdrafts	107	88

The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 17 of Notes to the Unaudited Condensed Consolidated Financial Statements.

SIX CONTINENTS PLC

CONDENSED CONSOLIDATED BALANCE SHEET

(UNAUDITED)

March 31, 2003
(£ million)
Intangible assets	172
Tangible assets	7,801
Investments	245

Fixed assets	8,218

Stocks — (note 14)	91
Debtors	593
Investments	29
Cash at bank and in hand	137

Current assets	850
Creditors — amounts falling due within one year:
Overdrafts	(17)
Other borrowings	(37)
Other creditors	(1,281)

Net current liabilities	(485)

Total assets less current liabilities	7,733
Creditors — amounts falling due after one year:
Borrowings	(1,608)
Other creditors	(147)
Provisions for liabilities and charges:
Deferred taxation	(493)
Other provisions — (note 15)	(86)
Minority equity interests	(153)

Net assets — (note 13)	5,246

Capital and reserves
Equity share capital	243
Share premium account	802
Revaluation reserve	1,032
Capital redemption reserve	853
Profit and loss account	2,316

Equity shareholders’ funds(i)	5,246

(i)	A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 17 of Notes to the Unaudited Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Basis of preparation

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by UK GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals considered necessary for a fair presentation) have been included. They have been prepared using the accounting policies set out therein on a consistent basis with those applied in 2002. These condensed financial statements should be read in conjunction with the audited financial statements included in the Annual Report on Form 20-F of Six Continents PLC (“Six Continents”) for the year ended September 30, 2002.

The Condensed Consolidated Financial Statements are for Six Continents and its subsidiaries for the six months ended March 31, 2003. Following shareholder and regulatory approval, on April 15, 2003, Six Continents separated into two new groups, InterContinental Hotels Group PLC (“IHG”), comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (“M and B”), comprising the Retail and Standard Commercial Property Developments (“SCPD”) businesses. As a result of the Separation, Six Continents became part of IHG which is regarded as the successor entity to Six Continents and consequently, in these financial statements, the results of M and B are shown as discontinued operations.

The six months ended March 31, 2003 and 2002 are regarded as distinct financial periods for accounting purposes; income and costs are recognized in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the fiscal period ending December 31, 2003, for IHG and the actual tax charge of M and B for the period up to April 12, 2003.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1  =  $1.58 (2002, £1  =  $1.44). In the case of the euro, the translation rate is £1  =  €1.53 (2002, £1  =   €1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1  =  $1.58 (2002, £1  =  $1.42). In the case of the euro, the translation rate is £1  =  €1.45 (2002, £1  =  €1.63).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

3.	Turnover

	Six months ended March 31*
	2003		2002
	($ million)	(£ million)	($ million)	(£ million)
Hotels**
Americas	428	272	401	280
EMEA	609	387	563	392
Asia Pacific	103	65	96	67

	1,140	724	1,060	739

Soft Drinks		310		291

InterContinental Hotels Group PLC***		1,034		1,030

Retail
Pubs & Bars		466		465
Restaurants		323		321

		789		786
SCPD		4		—

Mitchells & Butlers plc***		793		786

		1,827		1,816

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended April 12 (2002, April 13).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

4.	Operating profit

	Six months ended March 31*
	2003		2002
	($ million)	(£ million)	($ million)	(£ million)
Hotels**
Americas	107	68	107	75
EMEA	50	32	72	50
Asia Pacific	25	16	20	14
Other	(57)	(37)	(43)	(30)

	125	79	156	109

Soft Drinks		20		16
Other activities		2		4

InterContinental Hotels Group PLC***		101		129

Retail
Pubs & Bars		91		101
Restaurants		45		45

		136		146
SCPD		1		—

Mitchells & Butlers plc***		137		146

Operating profit		238		275

*	Other than for the Retail and Soft Drinks divisions which reflect the 28 weeks ended April 12 (2002, April 13).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).
***	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

5.	Exceptional items

	Six months ended March 31
	2003	2002
	(£ million)
Non-operating exceptional items:
Continuing operations:
Cost of fundamental reorganization* (note a)	(67)	—
Separation costs* (note b)	(56)	—
Loss on disposal of fixed assets	—	(1)

	(123)	(1)
Discontinued operations:**
Separation costs* (note b)	(41)	—

	(41)	—

Total non-operating exceptional items	(164)	(1)

Total exceptional items before interest and taxation	(164)	(1)
Premium on early settlement of debt* (note c)	(136)	—
Tax credit on above items*	60	—
Exceptional tax credit* (note d)	—	114

Total exceptional items after interest and taxation	(240)	113

a.	Relates to a fundamental reorganization of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.
b.	On April 15, 2003, the Separation of the Six Continents Group was completed. Costs of the Separation and bid defense total £101 million. £4 million of costs were incurred in the year to September 30, 2002, the remainder in the six months to March 31, 2003.
c.	Relates to the premiums paid on the repayment of the Group’s £250 million 10 3/8% debenture and EMTN loans.
d.	Represents the release of over provisions for tax in respect of prior years.
*	Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).
**	Discontinued operations relate to Mitchells & Butlers plc.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

6.	Net interest

	Six months ended March 31
	2003	2002
	(£ million)
Interest receivable	53	61
Interest payable and similar charges	(75)	(93)

	(22)	(32)

7.	Taxation

	Six months ended March 31
	2003		2002
	Before major exceptional items	Total	Total
	(£ million)
Current tax:
UK corporation tax	34	6	(81)
Foreign tax	8	5	26

	42	11	(55)
Deferred tax	21	(8)	16

	63	3	(39)

Tax has been calculated using an estimated annual effective rate of 25% in respect of InterContinental Hotels Group PLC together with the actual tax charge of Mitchells & Butlers plc for the period up to April 12, 2003 resulting in a combined effective rate of 29% (2002, 31%) on profit on ordinary activities before taxation and major exceptional items. Tax relating to non-operating exceptional items (see note 5) is a credit of £60 million, all of which relates to major items.

For the six month period ended March 31, 2002, there was no tax on non-operating exceptional items. The exceptional tax credit of £114 million was included in UK corporation tax (see note 5).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

8.	Earnings per share

Basic (loss)/earnings per ordinary share is calculated by dividing the (loss)/earnings available for shareholders of £(94) million (2002, £275 million profit), by 863 million (2002, 862 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted (loss)/earnings per ordinary share is calculated by adjusting basic (loss)/earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 863 million (2002, 868 million).

Adjusted earnings per ordinary share is calculated as follows:

	Six months ended March 31
	2003		2002
	(£ million)	(Pence per ordinary share)	(£ million)	(Pence per ordinary share)
Basic (loss)/earnings	(94)	(10.9)	275	31.9
Major exceptional items and tax thereon—(notes 5, 7)	240	27.8	(114)	(13.2)

Adjusted earnings	146	16.9	161	18.7

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

9.	Net cash flow

	Six months ended March 31
	2003	2002
	(£ million)
Operating profit before major exceptional items	238	275
Depreciation and amortization	156	134
Other non-cash items	—	3

Earnings before interest, taxation, depreciation and amortization and major exceptional items	394	412
Decrease in stocks	—	2
Decrease/(increase) in debtors	35	(37)
Increase/(decrease) in creditors	16	(29)
Provisions expended	(3)	(19)

Operating activities before expenditure relating to major exceptional items	442	329
Cost of fundamental reorganization	(3)	—
Major operating exceptional expenditure	—	(11)

Operating activities	439	318
Net capital expenditure — (note 10)	(233)	(301)

Operating cash flow — (note 11)	206	17
Net interest paid	(13)	(17)
Dividends paid	(226)	(206)
Tax paid	(41)	(62)

Normal cash flow	(74)	(268)
Premium on early settlement of debt	(136)	—
Separation costs	(20)	—
Costs associated with new facilities	(14)	—

Net cash flow	(244)	(268)

10.	Net capital expenditure

	Six months ended March 31
	2003	2002
	(£ million)
Hotels	147	161
Soft Drinks	25	15

InterContinental Hotels Group PLC*	172	176

Retail	61	127
SCPD	—	(2)

Mitchells & Butlers plc*	61	125

	233	301

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

11.	Operating cash flow

	Six months ended March 31
	2003	2002
	(£ million)
Hotels	8	(61)
Soft Drinks	6	8
Other activities	40	(2)

InterContinental Hotels Group PLC*	54	(55)

Retail	148	74
SCPD	4	(2)

Mitchells & Butlers plc*	152	72

	206	17

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

12.	Net debt

	Six months ended March 31
	2003	2002
	(£ million)
Opening net debt	(1,177)	(1,001)
Net cash flow — (note 9)	(244)	(268)
Ordinary shares issued	—	3
Exchange and other adjustments	(75)	(69)

Closing net debt	(1,496)	(1,335)

Comprising:
Cash at bank and in hand	137	128
Overdrafts	(17)	(53)
Current asset investments	29	163
Other borrowings:
Due within one year	(37)	(614)
Due after one year	(1,608)	(959)

	(1,496)	(1,335)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

13.	Net assets

	March 31
	2003	2002
	(£ million)
Hotels	4,154	4,155
Soft Drinks	259	259
Other activities	40	10

InterContinental Hotels Group PLC*	4,453	4,424

Retail	3,453	3,399
SCPD	20	24

Mitchells & Butlers plc*	3,473	3,423

	7,926	7,847
Net debt	(1,496)	(1,335)
Other net non-operating liabilities	(1,184)	(1,165)

	5,246	5,347

*	InterContinental Hotels Group PLC relates to continuing operations. Mitchells & Butlers plc relates to discontinued operations.

14.	Stocks

March 31, 2003
(£ million)
Raw materials	9
Work in progress	21
Finished goods	48
Consumable stores	13

91

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

15.	Provisions
	Reorganization	Onerous Contracts (ii)	Other (iii)	Total
	(£ million)
At September 30, 2002	11 (i)	12	9	32
Profit and loss account	(6)	(1)	—	(7)
Expenditure	(6)	(1)	—	(7)
Established (iv)	67	—	—	67
Exchange and other adjustments	—	2	(1)	1

At March 31, 2003	66	12	8	86

(i)	Relates to fundamental reorganizations charged as non-operating exceptional items and is expected to be largely utilized in the period to September 30, 2003.
(ii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.
(iii)	Represents liabilities with varying expected utilization dates.
(iv)	Relates to fundamental reorganizations charged as non-operating exceptional items and is expected to be largely utilized in the year to December 31, 2004.

16.	Contingent liabilities

At March 31, 2003, the Group had contingent liabilities of £13 million, mainly comprising guarantees given in the ordinary course of business.

17.	Differences between United Kingdom and United States Generally Accepted Accounting Principles

Generally accepted accounting principles in the United States (US GAAP) differ in certain respects from accounting principles generally accepted in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in Note 32 of Notes to the Financial Statements in the Annual Report for Six Continents on Form 20-F for the year ended September 30, 2002 (the “Six Continents 20-F”) with the exception of new differences arising in the six months ended March 31, 2003 which are set out below.

Goodwill

As from January 1, 1998 the Group adopted FRS10 and for all subsequent acquisitions capitalizes all acquired goodwill and amortizes it over a period not exceeding 20 years. Prior to this, all goodwill arising on the acquisition of a subsidiary was written off directly to reserves in the year in which that subsidiary was acquired. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising during the period to June 30, 2001 was capitalized and amortized through the profit and loss account over its estimated useful life, not exceeding 40 years. Goodwill which has arisen during the period subsequent to July 1, 2001, has been capitalized. Goodwill has not been amortized in compliance with the transitional provisions of FAS 142 which was adopted in full on October 1, 2002.

The non-amortization of goodwill has increased net income by £39 million. Goodwill is currently being subjected to a transitional impairment test and will be subject to an annual impairment test thereafter. If any impairment arises from this review it will be reflected as a charge to income as a cumulative effect on prior years of adopting a new accounting policy.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

Provisions

Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the Group’s operations. Under UK GAAP, certain of these amounts would be charged to the profit and loss account once a constructive obligation existed, whereas under US GAAP, as set forth in FAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, these amounts would be charged to net income as incurred. FAS 146 was applied for the first time in the period ended March 31, 2003 with a consequent increase of £13 million in net income under US GAAP.

The following statements provide a reconciliation between (loss)/profit for the period under UK GAAP and net income under US GAAP, statements of comprehensive income under US GAAP and a reconciliation between shareholders’ funds under UK GAAP and shareholders’ equity under US GAAP.

Income

	Six months ended March 31
	2003		2002
	(£ million, except per ordinary share and ADS amounts)
(Loss)/profit for the financial period under UK GAAP	(94)		275
US GAAP adjustments:
Pension costs	(16)		(12)
Amortization of intangible fixed assets	(16)		(55)
Disposal of tangible fixed assets	5		3
Provisions	5		—
Change in fair value of derivatives (i)	(76)		(42)
Deferred taxation: on above adjustments	37		17
methodology	(2)		(2)

	(63)		(91)

Minority share of above adjustments	—		1

	(63)		(90)

Net (loss)/income as adjusted to accord with US GAAP	(157)		185

Comprising:
Continuing operations	(214)		(11)
Discontinued operations (ii): result for the period	57		82
surplus on disposal of Bass Brewers and other businesses	—		114

Net (loss)/income	(157)		185

Basic (loss)/income per ordinary share and American Depositary Share (iii)
Continuing operations	(24.8	)p	(1.3	)p
Discontinued operations	6.6	p	22.8	p

	(18.2	)p	21.5	p

Diluted (loss)/income per ordinary share and American Depositary Share (iv)
Continuing operations	(24.8	)p	(1.3	)p
Discontinued operations	6.6	p	22.8	p

Net (loss)/income	(18.2	)p	21.5	p

(i)	Comprises net losses in the fair value of derivatives that do not qualify for hedge accounting of (£78) million (March 2002, (£43) million) and net gains reclassified from other comprehensive income of £2 million (March 2002, £1 million).
(ii)	The Six Continents Retail business, which was demerged from the Hotel business on April 15, 2003, is a discontinued operation. Other discontinued businesses comprise Bass Brewers which was sold in August 2000.
(iii)	Calculated by dividing net (loss)/income in accordance with US GAAP of (£157) million (2002, £185 million), by 863 million shares (2002 862 million) shares, being the weighted average number of ordinary shares in issue during the period. Each American Depositary Share represents one ordinary share.
(iv)	Calculated by adjusting basic net (loss)/income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 863 million shares (2002, 862 million) shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	Six months ended March 31
	2003	2002
	(£ million)
Net (loss)/income in accordance with US GAAP	(157)	185
Other comprehensive (loss)/income
Change in valuation of marketable securities, net of tax of £nil (2002, £4 million charge)	(42)	50
Change in fair value of derivatives, net of tax of £nil (2002, £1 million)	(2)	(1)
Currency translation differences	87	73

	43	122

Comprehensive (loss)/income in accordance with US GAAP	(114)	307

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

Shareholders’ equity

March 31, 2003
(£ million)
Shareholders’ funds under UK GAAP:	5,246

US GAAP adjustments:
Intangible fixed assets:
Cost: goodwill	2,139
other	1,182
Accumulated amortization	(958)

2,363
Pension intangible fixed asset	24

Total intangible fixed assets	2,387

Tangible fixed assets:
Cost	(958)
Accumulated depreciation	(129)

Total tangible fixed assets	(1,087)

Fixed asset investments:
Investments	(89)
Current assets:
Pension prepayment	(85)
Derivatives	7
Creditors: amounts falling due within one year:
Proposed dividends	56
Derivatives	(9)
Creditors: amounts falling due after one year:
Derivatives	(42)
Other	7
Provisions for liabilities and charges:
Provisions	18
Accrued pension cost	(248)
Deferred taxation: on above adjustments	(167)
methodology	(216)

532
Minority share of above adjustments	(58)

474

Shareholders’ equity as adjusted to accord with US GAAP	5,720

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

Additional information required by US GAAP in respect of loss per share

The following table sets forth the computation of basic and diluted loss per share from continuing operations under US GAAP:

	Six months ended March 31
	2003		2002
Numerator:
Numerator for basic and diluted loss per ordinary share and ADS—continuing operations (£ million)
	(214)		(11)
Denominator (million):
Denominator for basic and diluted loss per ordinary share and ADS	863		862
Basic and diluted loss per ordinary share and ADS from continuing operations	(24.8	)p	(1.3	)p

Consolidated statement of cash flows

Details of the significant differences between the presentation of the consolidated statements of cash flows under UK GAAP and US GAAP as they apply to the Group are set out in Note 32 of Notes to the Financial Statements in the Six Continents Form 20-F.

The categories of cash flow activity under US GAAP can be summarized as follows:

	Six months ended March 31
	2003	2002
	(£ million)
Cash inflow from operating activities	235	239
Cash outflow on investing activities	(256)	(203)
Cash outflow from financing activities	(64)	(38)

Decrease in cash and cash equivalents	(85)	(2)
Effect of foreign exchange rate changes	(54)	(42)
Cash and cash equivalents
At start of the period	301	224

At end of the period	162	180

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(UNAUDITED)

Additional information required by US GAAP in respect of provisions

The analysis of provisions under US GAAP is as follows:

	Severance(i)	Facility(i)	Other(i)	Total	Onerous Contract(ii)	Other(iii)	Total
At September 30, 2002	—	—	—	—	12	7	19
Profit & loss account	—	—	—	—	(1)	—	(1)
Expenditure	—	—	(4)	(4)	(1)	—	(5)
Established	22	13	19	54	—	—	54
Exchange adjustments	—	—	—	—	2	(1)	1

At March 31, 2003	22	13	15	50	12	6	68

(i)	Relates to fundamental reorganizations charged as non-operating exceptional items and expected to be largely utilized in the year to December 31, 2004.
(ii)	Primarily relates to onerous fixed lease contracts acquired with the InterContinental hotels business and having expiry dates to 2008.
(iii)	Represents liabilities with varying expected utilization dates.

Accounting and disclosure of stock-based compensation

FAS 123 – “Accounting for Stock-Based Compensation”, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, net income for the period ended March 31, 2003 would have been (£159) million (2002, £184 million), basic net income per ordinary share and ADS would have been (18.4)p (2002, 21.3p) and diluted net income per ordinary share and ADS would have been (18.4)p (2002, 21.2p). Because options vest over several years and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

Introduction

On October 1, 2002, the Board of Six Continents PLC (“Six Continents”) announced its intention to separate the Six Continents Group’s Hotel business and Soft Drinks business from its Retail business (the “Separation”) and to return £700 million of capital to Six Continents shareholders. Following shareholder and regulatory approval, on April 15, 2003, the Group separated into two new groups, InterContinental Hotels Group PLC (“IHG”) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (“M and B”) comprising the Retail and Standard Commercial Property Developments (“SCPD”) businesses.

The following Unaudited Condensed Consolidated Pro forma Financial Information has been prepared to show the effect of the Separation (and related refinancing) on the consolidated balance sheet of Six Continents at March 31, 2003, as if it had occurred on March 31, 2003, and on the consolidated profit and loss accounts of Six Continents for the six months ended March 31, 2003 and the year ended September 30, 2002 as if it had occurred on October 1, 2001.

The Unaudited Condensed Pro forma Financial Information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of:

•	the financial position or results of IHG had the Separation (and related refinancing) occurred on the dates assumed, or

•	the results of operations of IHG for any future period or its financial condition at any future date.

In addition, IHG operated as a division of Six Continents prior to Separation and, consequently, its operating results may have been different than if it had operated as a stand-alone group.

The costs of the Separation borne by IHG in the interim period to March 31, 2003 of £56 million and the £136 million repayment on the early retirement of debt have not been reflected in the September 30, 2002 Pro forma Profit and Loss Account as they are non-recurring and are directly related to the Separation. These costs are in the historical profit and loss account for the six months ended March 31, 2003 and therefore cannot be eliminated from the Pro forma Profit and Loss Account for that period.

The Unaudited Condensed Pro forma Financial Information has been prepared from, and should be read in conjunction with, Six Continents’ historical audited financial statements for the year ended September 30, 2002 and notes thereto included in its Annual Report on Form 20-F for the year then ended and its Unaudited Condensed Financial Statements for the six months ended March 31, 2003 included elsewhere in this report on Form 6-K.

The Unaudited Condensed Pro forma Financial Information has been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Note 32 of Notes to the Financial Statements for the year ended September 30, 2002, together with Note 17 of Notes to the Condensed Consolidated Financial Statements for the six months ended March 31, 2003, provide a description of the principal differences between UK GAAP and US GAAP as they relate to the Group. Pro forma profit for the periods and pro forma shareholders’ funds as adjusted for these differences are set out in Note 3 of Notes to the Unaudited Condensed Pro forma Financial Information.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA PROFIT AND LOSS ACCOUNT

For the six months ended March 31, 2003

The following Unaudited Condensed Pro forma Profit and Loss Account gives pro forma effect to the Separation (and related refinancing) after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro forma Condensed Financial Information, as if the Separation (and related refinancing) and changes to the capital structure had occurred on October 1, 2001. The historical financial information is derived from the Unaudited Condensed Financial Statements of Six Continents, included elsewhere in the report on Form 6-K.

	Six Continents historical		Pro forma adjustments			IHG pro forma
			Elimination of M and B (Note 1)	Other pro forma adjustments (Note 2)
	(£ million, except per ordinary share amounts)
Turnover	1,827		(793)	—		1,034
Analyzed as:
Continuing	1,034		—	—		1,034
Discontinued	793		(793)	—		—

Cost and overheads, less other income	(1,589)		656	—		(933)

Operating profit	238		(137)	—		101
Analyzed as:
Continuing	101		—	—		101
Discontinued	137		(137)	—		—

Non-operating exceptional items	(164)		41	—		(123)
Analyzed as:
Continuing	(123)		—	—		(123)
Discontinued	(41)		41	—		—

Profit on ordinary activities before interest	74		(96)	—		(22)
Net interest (payable)/receivable and similar charges	(22)		23	(19	)(a)	(18)
Premium on early settlement of debt	(136)		—	—		(136)

Loss on ordinary activities before taxation	(84)		(73)	(19)		(176)
Tax on loss on ordinary activities	(3)		9	4	(b)	10

Loss on ordinary activities after taxation	(87)		(64)	(15)		(166)
Minority equity interests	(7)		—	—		(7)

Loss for the financial period (i)	(94)		(64)	(15)		(173)

Loss per ordinary share
Basic and diluted (ii)	(12.8	)p				(23.6	)p

(i)	A summary of the adjustments to the pro forma profit for the period that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 3 of the Notes to the Unaudited Condensed Pro forma Financial Information.
(ii)	The pro forma basic and diluted loss per ordinary share is calculated by dividing the pro forma loss for the financial period by 734 million ordinary shares, being the number of ordinary shares which were in issue at Separation.

The Notes to the Unaudited Condensed Pro forma Financial Information are an integral part of this Pro forma information.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA PROFIT AND LOSS ACCOUNT

For the year ended September 30, 2002

The following Unaudited Condensed Pro forma Profit and Loss Account gives pro forma effect to the Separation (and related refinancing), after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro forma Condensed Financial Information, as if the Separation (and related refinancing) and changes to the capital structure had occurred on October 1, 2001. The historical financial information is derived from the audited consolidated financial statements for the year ended September 30,2002 included in the Six Continents Form 20-F.

		Pro forma adjustments
	Six Continents historical	Elimination of M and B (Note 1)	Other pro forma adjustments (Note 2)		IHG pro forma
	(£ million, except per ordinary share amounts)
Turnover	3,615	(1,481)	—		2,134
Analyzed as:
Continuing	2,134	—	—		2,134
Discontinued	1,481	(1,481)	—		—

Cost and overheads, less other income	(3,074)	1,192	—		(1,882)
Operating profit	541	(289)	—		252
Analyzed as:
Continuing	252	—	—		252
Discontinued	289	(289)	—		—

Non-operating exceptional items	53	2	—		55
Analyzed as:
Continuing	(2)	—	—		(2)
Discontinued	55	2	—		57

Profit on ordinary activities before interest	594	(287)	—		307
Net interest (payable)/receivable and similar charges	(60)	43	(25	)(a)	(42)

Profit on ordinary activities before taxation	534	(244)	(25)		265
Tax on profit on ordinary activities	(52)	80	7	(b)	35

Profit on ordinary activities after taxation	482	(164)	(18)		300
Minority equity interests	(25)	—	—		(25)

Profit for the financial year (i)	457	(164)	(18)		275

Earnings per ordinary share
Basic and diluted (ii)	62.3p				37.5p

(i)	A summary of the adjustments to the pro forma profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 3 of Notes to the Unaudited Condensed Pro forma Financial Information.
(ii)	The pro forma basic and diluted earnings per ordinary share is calculated by dividing the pro forma profit for the financial year by 734 million ordinary shares, being the number of ordinary shares which were in issue at Separation.

The Notes to the Unaudited Condensed Pro forma Financial Information are an integral part of this Pro forma information.

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

At March 31, 2003

The following Unaudited Condensed Pro forma Balance Sheet gives pro forma effect to the Separation (and related refinancing), after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro forma Condensed Financial Information, as if the Separation (and related refinancing) and changes to the capital structure had occurred on March 31, 2003. The historical financial information is derived from the Unaudited Condensed Financial Statements of Six Continents, included elsewhere in the report on Form 6-K.

		Pro forma adjustmets
	Six Continents historical	Elimination of M and B (Note 1)	Other pro forma adjustments (Note 2)		IHG pro forma
	(£ million)
Intangible assets	172	(12)	—		160
Tangible assets	7,801	(3,530)	—		4,271
Investments	245	—	—		245

Fixed assets	8,218	(3,542)	—		4,676

Stocks	91	(47)	—		44
Debtors	593	(140)	—		453
Investments	29	(7)	—		22
Cash at bank and in hand	137	(7)	(7	)(c)	123

Current assets	850	(201)	(7)		642
Creditors: amounts falling due within one year
Overdrafts	(17)	—	—		(17)
Other borrowings	(37)	3	—		(34)
Other creditors	(1,281)	241	—		(1,040)

Net current liabilities	(485)	43	(7)		(449)

Total assets less current liabilities	7,733	(3,499)	(7)		4,227
Creditors: amounts falling due after one year
Borrowings	(1,608)	577	7	(d)	(1,024)
Other creditors	(147)	—	—		(147)
Provisions for liabilities and charges:
Deferred taxation	(493)	189	—		(304)
Other provisions	(86)	6	—		(80)
Minority equity interests	(153)	—	—		(153)

Net assets	5,246	(2,727)	—		2,519

Capital and reserves
Equity share capital	243	—	491	(e)	734
Share premium account	802	—	(802	)(e)	—
Revaluation reserve	1,032	(743)	—		289
Capital redemption reserve	853	—	(853	)(e)	—
Merger reserve	—	—	1,164	(e)	1,164
Profit and loss account	2,316	(1,984)	—		332
Equity shareholders’ funds (i)

	5,246	(2,727)	—		2,519

(i)	A summary of the adjustments to the pro forma shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 3 of the Notes to the Unaudited Condensed Pro forma Financial Information.

The Notes to the Unaudited Condensed Pro forma Financial Information are an integral part of this Pro forma information.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA

FINANCIAL INFORMATION

Note 1 – Elimination of Mitchells & Butlers plc

On April 15, 2003, Six Continents separated its Hotels and Soft Drinks businesses from its Retail business (the “Separation”). The separation created two new holding companies, InterContinental Hotels Group PLC (which became the top holding company for the former Hotels and Soft Drinks businesses) and Mitchells & Butlers plc (which became the holding company for the Retail and SCPD businesses).

To effect the Separation the ownership of the Retail business was transferred to Mitchells & Butlers plc by way of an inter-company demerger dividend. As a result of the Separation, the M and B results are shown as discontinued operations. M and B did not constitute a statutory sub-group within Six Continents during the periods presented. The financial information for M and B for the year ended September 30, 2002 reflects the combined audited results set out in the financial statements of the registration statement for M & B filed on March 28, 2003 and the unaudited results of the Retail and SCPD businesses for the 28 weeks to April 12, 2003 and included within the Unaudited Condensed Financial Statements of Six Continents included elsewhere in the report on Form 6-K.

The adjustment to borrowings of £577 million reflects the portion of Six Continents Group debt that was assumed by M and B on Separation.

The revaluation reserve movement of £743 million reflects the transfer of the reserve associated with the M and B businesses. The adjustment to the profit and loss account reflects the demerger dividend to transfer the Retail business to M and B.

Note 2 – Other pro forma adjustments

Profit and loss account

The Unaudited Condensed Pro forma Profit and Loss Account gives effect to the following pro forma adjustments:

	Six months ended March 31, 2003	Year ended September 30, 2002
	(£ million)
(a) Net interest payable and similar charges:
Reversal of external interest on borrowings replaced net of inter-company interest received	(1)	17
Interest on £937 million drawn under the revolving credit facility at March 31, 2003 and £630 million drawn under the revolving credit facility at September 30, 2002 computed using LIBOR + 0.8% at quarterly rates	(17)	(35)
Amortization of facility costs over the respective period of each tranche drawn	(1)	(7)

Net interest adjustment	(19)	(25)

(b) Tax on loss on ordinary activities
Tax relief on adjustments at effective tax rate	4	7

	4	7

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA

FINANCIAL INFORMATION

Balance sheet

The Unaudited Pro Forma Balance Sheet gives effect to the following pro forma adjustments:

March 31, 2003
(£ million)
(c) Cash at bank and in hand	(7)
(d) Creditors: amounts falling due after one year
Facility fee prepaid	7
(e) Changes in shareholders’ funds arising from the Separation
Elimination of Six Continents share capital	(243)
New share capital issued by IHG to effect the Separation	734

Increase in share capital	491
Elimination of Six Continents share premium	(802)
Elimination of Six Continents capital redemption reserve	(853)

Merger reserve arising	1,164

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA

FINANCIAL INFORMATION

Note 3 – Differences between UK GAAP and US GAAP

UK GAAP differs in certain respects to US GAAP. Details of the significant differences as they apply to the Group are set out in Note 32 of Notes to the Financial Statements for the year ended September 30, 2002, included in the Six Continents 20-F, together with Note 17 of Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended March 31, 2003 included elsewhere in the report on Form 6-K. In addition to these differences, unamortized finance costs, which under UK GAAP are deducted from the relevant outstanding borrowings, would be reported as assets under US GAAP.

Profit and loss account

For the six months ended March 31, 2003

	Six Continents historical		Pro forma adjustments		IHG pro forma
			Elimination of M and B	Other pro forma adjustments
	(£ million, except per ordinary share and ADS amounts)
Loss for the financial period under UK GAAP	(94)		(64)	(15)	(173)

US GAAP adjustments:
Pension costs	(16)		6	—	(10)
Amortization of intangible fixed assets	(16)		—	—	(16)
Disposal of tangible fixed assets	5		(5)	—	—
Provisions	5		8	—	13
Change in fair value of derivatives	(76)		—	—	(76)
Deferred taxation: on above adjustments	37		(2)	—	35
methodology	(2)		—	—	(2)

	(63)		7	—	(56)

Net loss as adjusted to accord with US GAAP	(157)		(57)	(15)	(229)

Comprising:
Continuing operations	(214)				(229)
Discontinued operations (i):
Result for the period	57				—

Net loss	(157)				(229)

Basis and diluted net loss per ordinary share and American Depositary Share basic and diluted(ii)
Continuing operations	(29.2	)p			(31.2	)p
Discontinued operations	7.8	p			—

Net loss	(21.4	)p			(31.2	)p

(i)	The Six Continents Retail business, which was separated from the Hotel business on April 15, 2003, is a discontinued operation.
(ii)	The pro forma basic and diluted loss per share is calculated by dividing the pro forma loss for the period by 734 million ordinary shares, being the number of ordinary shares which were in issue at Separation.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA

FINANCIAL INFORMATION

For the year ended September 30, 2002

		Pro forma adjustments
	Six Continents historical	Elimination of M and B	Other pro forma adjustments	IHG pro forma
	(£ million, except per ordinary share and ADS amounts)
Profit for the financial year under UK GAAP	457	(164)	(18)	275

US GAAP adjustments:
Pension costs	(21)	9	—	(12)
Amortization of intangible fixed assets	(101)	1	—	(100)
Disposal of tangible fixed assets	6	(6)	—	—
Impairment of tangible fixed assets	77	—	—	77
Change in fair value of derivatives	79	—	—	79
Deferred taxation: on above adjustments	(4)	(3)	—	(7)
methodology	(43)	(9)	—	(52)

	(7)	(8)	—	(15)
Minority share of above adjustments	3	—	—	3

	(4)	(8)	—	(12)

Net income as adjusted to accord with US GAAP	453	(172)	(18)	263

Comprising:
Continuing operations	110			92
Discontinued operations (i):
Result for the year	172			—
Surplus on disposal of Bass Brewers and other businesses	171			171

	453			263

Basic and diluted net income per ordinary share and American Depositary Share (ii)
Continuing operations	15.0p			12.5p
Discontinued operations	46.7p			23.3p

	61.7p			35.8p

(i)	The Six Continents Retail business, which was separated from the Hotel business on April 15, 2003, is a discontinued operation.
(ii)	The pro forma basic and net income per share is calculated by dividing the pro forma income for the year by 734 million ordinary shares, being the number of ordinary shares which were in issue at Separation.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED PRO FORMA

FINANCIAL INFORMATION

Balance sheet

At March 31, 2003

		Pro forma adjustments
	Six Continents historical	Elimination of M and B	Other pro forma adjustments	IHG pro forma
	(£ million)
Shareholders’ funds under UK GAAP	5,246	(2,727)	—	2,519

US GAAP adjustments:
Intangible fixed assets:
Cost: goodwill	2,139	(50)	—	2,089
other	1,182	—	—	1,182
Accumulated amortization	(958)	7	—	(951)

	2,363	(43)	—	2,320
Pension intangible fixed asset	24	—	—	24

Total intangible fixed assets	2,387	(43)	—	2,344

Tangible fixed assets:
Cost	(958)	835	—	(123)
Accumulated depreciation	(129)	120	—	(9)

Total tangible fixed assets	(1,087)	955	—	(132)

Fixed asset investments:
Investments	(89)	—	—	(89)
Current assets:
Pension prepayment	(85)	64	—	(21)
Derivatives	7	—	—	7
Creditors: amounts falling due within one year:
Proposed dividends	56	—	—	56
Derivatives	(9)	—	—	(9)
Creditors: amounts falling due after one year:
Derivatives	(42)	—	—	(42)
Other	7	—	—	7
Provisions for liabilities and charges:
Provisions	18	(5)	—	13
Accrued pension cost	(248)	—	—	(248)
Deferred taxation: on above adjustments	(167)	—	—	(167)
methodology	(216)	(42)	—	(258)

	532	929	—	1,461
Minority share of above adjustments	(58)	—	—	(58)

	474	929	—	1,403

Shareholders’ equity as adjusted to accord with US GAAP	5,720	(1,798)	—	3,922

The following information supersedes what was previously reported on pages 34 and 36 of Six Continents Form 20-F. Management believes this information gives a clearer picture of the Hotel division operating profit by geographic region.

	Americas	EMEA	Asia Pacific
Operating profit before exceptional items and Other (1) (£ million)	178	125	24
Operating profit before exceptional items and Other (1) (%)	55%	38%	7%
Exceptional Items (2) (£ million)	(46)	(15)	(14)
Operating profit before Other (1) (£ million)	132	110	10
Operating profit before Other (1) (%)	52%	44%	4%

(1)	Includes central overheads, goodwill amortization less dividends received from FelCor and other income items.
(2)	The majority of the exceptional items relate to tangible fixed asset write downs of £77 million following an impairment review of the hotel estate.

While IHG hotel brands are in the main recognized globally, operational management is divided into three main geographic regions – North and South America (the “Americas”); Europe, Middle East and Africa (“EMEA”) and Asia and countries in the Pacific region (“Asia Pacific”). In terms of overall hotel level operating profit before exceptional items and Other, the Americas represented 55%, EMEA represented 38% and the Asia Pacific region represented 7% in fiscal 2002.

Americas

In the Americas, the largest proportion of rooms are operated under the franchised business model primarily in the midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment, Crowne Plaza is predominantly franchised, whereas InterContinental currently is predominantly ownership and management. With over 2,600 hotels, the Americas represented the bulk of the IHG hotels and approximately 55% of IHG hotels level operating profit before exceptional items and Other in fiscal 2002. The key profit producing region is the United States, although IHG hotels also has representation in the branded segment in each of Latin America, Canada, Mexico and the Caribbean.

EMEA

EMEA’s profit stream is weighted toward ownership, particularly in respect of Holiday Inn and InterContinental hotels, although there are also managed and franchised hotels for most of its brands. Comprising 570 hotels in total at the end of fiscal 2002, EMEA represented approximately 38% of IHG hotel operating profit before exceptional items and Other in fiscal 2002. The key profit producing regions are the United Kingdom, with a base of owned Holiday Inn hotels, and the main European gateway cities (for example, Paris, London and Frankfurt) with owned and leased InterContinental hotels.

Asia Pacific

Asia Pacific represented 8% of IHG hotel rooms and 7% of its operating profit before exceptional items and Other in fiscal 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ C. Springett

Name:	C. SPRINGETT
Title:	Head of Secretariat
Date:	August 19, 2003